UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Qudian Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

747798 106 (1)

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 747798 106

1	Names of Reporting Persons
SOURCE CODE INVESTMENT MERCURY CO.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
45,041,814 Class A ordinary shares
	6	Shared Voting Power
0
	7	Sole Dispositive Power
45,041,814 Class A ordinary shares
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
45,041,814 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)
17.2% of Class A ordinary shares (or 13.8% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*
12	Type of Reporting Person (See Instructions)
CO

*      The percentages used in this Schedule 13G are calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons
SOURCE CODE ACCELERATE L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
45,041,814 Class A ordinary shares
	6	Shared Voting Power
0
	7	Sole Dispositive Power
45,041,814 Class A ordinary shares
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
45,041,814 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)
17.2% of Class A ordinary shares (or 13.8% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*
12	Type of Reporting Person (See Instructions)
PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

Item 1.
	(a)	Name of Issuer: Qudian Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 15/F Lvge Industrial Building 1 Datun Chaoyang District, Beijing 100012 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

(i)           Source Code Investment Mercury Co. (“Source Code Investment”), a company organized under the law of the Cayman Islands; and

(ii)          Source Code Accelerate L.P. (“Source Code Accelerate”), a limited liability partnership organized under the law of Cayman Islands, of which Source Code Investment is the general partner.

(b)

Address of Principal Business Office or, if none, Residence:

(i)           The address of the principal business office of Source Code Investment is Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, George Town, P. O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(ii)          The address of the principal business office of Source Code Accelerate is Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, George Town, P. O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

	(c)	Citizenship: (i) Source Code Investment — Cayman Islands (ii) Source Code Accelerate — Cayman Islands
	(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001 per share
	(e)	CUSIP No.: 747798 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Source Code Investment	45,041,814	17.2%	45,041,814	0	45,041,814	0
Source Code Accelerate	45,041,814	17.2%	45,041,814	0	45,041,814	0

(1)               As of December 31, 2017, Source Code Accelerate held 45,041,814, or 17.2%, of the Issuer’s Class A ordinary shares. Source Code Investment is the general partner of Source Code Accelerate. Accordingly, each of Source Code Investment and Source Code Accelerate may thereby be deemed to beneficially own the 45,041,814 Class A ordinary shares held by Source Code Accelerate. Source Code Investment is indirectly controlled by Mr. Yi Cao. Mr. Cao disclaims beneficial ownership of the Issuer’s Class A ordinary shares held by Source Code Accelerate, except to the extent of his pecuniary interest in these shares.

(2)               Represent 17.2% of total Class A ordinary shares (or 13.8% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

SOURCE CODE INVESTMENT MERCURY CO.

By:	/s/ Cao Yi
Name:	Cao Yi
Title:	Authorized Signatory

SOURCE CODE ACCELERATE L.P.

By:	/s/ Cao Yi
Name:	Cao Yi
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement